UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14D-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

NEWS CORPORATION

(Parent of Offeror) (Name of Registrant as Specified In Its Charter)

MOVE, INC.

(Name of Subject Company)

MAGPIE MERGER SUB, INC.

(Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

62458M207

(CUSIP Number of Class of Securities)

Michael L. Bunder, Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

News Corporation

1211 Avenue of the Americas

New York, NY 10036

United States

212-416-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Howard L. Ellin, Esq.

Brandon Van Dyke, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$855,497,748	$99,408.84

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 40,629,282 shares of common stock, par value $0.001 per share (the “Shares”), of Move, Inc. (“Move”) outstanding multiplied by the offer price of $21.00 per share and (ii) 108,706 Shares underlying outstanding restricted stock awards held by non-employee directors multiplied by the offer price of $21.00 per share. The calculation of the filing fee is based on information provided by Move as of October 13, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $99,408.84	Filing Party: News Corporation and Magpie Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 15, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by News Corporation, a Delaware corporation (“Parent”), and Magpie Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Parent, with the Securities and Exchange Commission on October 15, 2014 (together with Amendment No. 1 filed by Parent on October 30, 2014, Amendment No. 2 filed by Parent on October 31, 2014, and Amendment No. 3 filed by Parent on November 7, 2014, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Move, Inc., a Delaware corporation (“Move”), at a purchase price of $21.00 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and conditions set forth in the offer to purchase dated October 15, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, and is hereby amended and supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1-9 and 11.

The Offer to Purchase and Items 1-9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraphs at the end thereof:

“Completion of the Offer.

The Depositary for the Offer has indicated that a total of 34,299,586 Shares were validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) in accordance with the terms of the Offer and not validly withdrawn on or prior to the Expiration Date. The validly tendered Shares, together with the Shares then owned by Parent and its subsidiaries, represent approximately 83.1% of the Shares outstanding as of the Expiration Date. Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn, in accordance with the terms of the Offer.

On November 14, 2014, Parent completed its acquisition of Move pursuant to the terms of the Merger Agreement. Purchaser merged with and into Move in accordance with Section 251(h) of the DGCL, with Move continuing as the surviving corporation and an indirect wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the Effective Time was automatically canceled and converted into the right to receive the Offer Price, without interest thereon and subject to any required withholding taxes (which is the same amount per Share that will be paid in the Offer), other than Shares held (i) in the treasury of Move or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares were canceled and ceased to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares.

Shares ceased trading on the NASDAQ Global Select Market prior to market open on November 14, 2014.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

Exhibit No.	Description

(a)(1)(H)	Press Release, issued by News Corporation, dated November 14, 2014.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2014

MAGPIE MERGER SUB, INC.

By:	/s/ Robert J. Thomson
Robert J. Thomson
Chief Executive Officer

NEWS CORPORATION (REGISTRANT)

By:	/s/ Robert J. Thomson
Robert J. Thomson
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 15, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release, issued by News Corporation and Move, Inc., dated September 30, 2014 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).*

(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on October 15, 2014.*

(a)(1)(H)	Press Release, issued by News Corporation, dated November 14, 2014.

(d)(1)	Agreement and Plan of Merger, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and Move, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).*

(d)(2)	NAR Tender and Support Agreement, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and the National Association of Realtors® (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).*

(d)(3)	Form of Executive Tender and Support Agreement, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and certain officers of Move, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).*

(g)	None.

(h)	None.

*	Previously filed